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                                                       Exhibit 99

[KCPL Logo]

                                      Media Contact: Tom Robinson
                                                     816.556.2902
                               Investor Contact: Susan M. Johnson
                                                     816.556.2312

FOR IMMEDIATE RELEASE                                       #2979


              KCPL Amends First Quarter Financials

Kansas City, MO, June 22, 2000 - Kansas City Power & Light Company (NYSE:KLT) today filed with the SEC amended financial statements and common stock earnings for the first quarter of 2000. The company is now reporting a one-time gain of $0.49 per share resulting from the cumulative effect of changes in KCPL's pension plan accounting for the years 1986-1999 from the previously reported $0.57 per share. The associated reduction in pension expense in the year 2000, previously expected to be $10 million, will now be $8 million, the result being a contribution to earnings per share of $0.08 versus $0.10. The adjustment to the non-cash cumulative effect of the pension accounting changes will have no effect on KCPL's cash flow or funding of its pension plans. Currently, the company's plans remain well-funded due to investment performance over the past ten years.

In the company's first quarter earnings release, it was reported that beginning January 1, 2000, KCPL had changed its methods of amortizing unrecognized net gains and losses and determination of expected return related to its accounting for pension expenses. Accounting principles required KCPL to record the cumulative effect of these changes expenses for the years 1986-1999 in the first quarter ended March 31, 2000. The company reported an increase in common stock earnings of $0.57 per share or $35.0 million.
The calculation of this amount omitted the effects of capitalized labor (net of depreciation) and joint-owner shares of power plants during the period 1986-1999. The first quarter amended financial statements reflect the adjusted cumulative effect of changes in pension accounting of $0.49 per share, or $30.1 million.

Kansas City Power & Light Company is a leading provider of energy and related products and services to a growing and diversified service territory encompassing metropolitan Kansas City and parts of eastern Kansas and western Missouri. KLT Inc. and Home Service Solutions, wholly owned subsidiaries of KCPL, pursue unregulated business ventures nationally, capturing growth opportunities in markets outside the regulated utility business.

CERTAIN FORWARD-LOOKING INFORMATION - Statements made in this report which are not based on historical facts are forward-looking and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Any forward-looking statements are intended to be as of the date on which such statement is made. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are providing a number of important factors that could cause actual results to differ materially from provided forward-looking information. These important factors include: future economic conditions in the regional, national and international markets; state, federal and foreign regulation; weather conditions; financial market conditions, including, but not limited to changes in interest rates; inflation rates; increased competition, including, but not limited to, the deregulation of the United States electric utility industry, and the entry of new competitors; ability to carry out marketing and sales plans; ability to achieve generation planning goals and the occurrence of unplanned generation outages; nuclear operations; ability to enter new markets successfully and capitalize on growth opportunities in nonregulated businesses; and adverse changes in applicable laws, regulations or rules governing environmental (including air quality regulations), tax or accounting matters. This list of factors may not be all-inclusive since it is not possible for us to predict all possible factors.

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